UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the third quarter ended 31 March 2007

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X

HARMONY™



RESULTS FOR THE QUARTER ENDED MARCH 2007

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 March 2007	399 993 950

MARKET CAPITALISATION

At 31 March 2007 (ZARm)	R40 499.34
At 31 March 2007 (US$m)	US$5 566.54

HARMONY ORDINARY SHARE AND ADR PRICES

12 month high (1 April 2006 – 31 March 2007) for ordinary shares	R123.00
12 month low (1 April 2006 – 31 March 2007) for ordinary shares	R80.51
12 month high (1 April 2006 – 31 March 2007) for ADRs	US$17.76
12 month low (1 April 2006 – 31 March 2007) for ADRs	US$11.90

FREE FLOAT

	100%

ADR RATIO

	1:1

JSE LIMITED

	HAR
Range for the quarter (1 January 2007 to 31 March 2007)	R111.20 – R101.25
Average volume for the quarter (1 January 2007 to 31 March 2007)	1 489 796 shares per day

NEW YORK STOCK EXCHANGE, INC

	HMY
Range for the quarter (closing prices)	US$15.27 – US$13.90
Average volume for the quarter (1 January 2007 to 31 March 2007)	1 334 484 shares per day

NASDAQ

	HMY
Range for the quarter (closing prices)	US$15.27 – US$13.90
Average volume for the quarter (1 January 2007 to 31 March 2007)	2 282 916 shares per day



FINANCIAL REVIEW FOR THE THIRD QUARTER ENDED 31 MARCH 2007

QUARTERLY HIGHLIGHTS

- Headline earnings up at 58 cents per share
- SA underground R/kg costs down by 2.1%
- SA underground grades 5.0g/t
- Solid performance from Quality and Leverage Operations

FINANCIAL SUMMARY FOR THE THIRD QUARTER ENDED 31 MARCH 2007

		Quarter March 2007	Quarter December 2006	Q-on-Q % change	Quarter March 2006	Financial year 2006
Gold produced	– kg	18 010	18 724	(3.8)	17 464	74 242
	– oz	579 032	601 999	(3.8)	561 477	2 386 925
Cash costs	– R/kg	103 608	104 132	0.5	92 914	88 629
	– $/oz	445	442	(0.7)	470	433
Cash operating profit	– Rm	869	755	15.1	306	1 458
	– US$m	120	103	16.5	50	229
Cash earnings	– SA c/s	218	190	14.7	78	371
	– US c/s	30	26	15.4	13	58
Basic earnings/(loss)	– SA c/s	62	118	(47.5)	(44)	(133)
	– US c/s	9	16	(43.8)	(7)	(21)
Fully diluted earnings/(loss)	– SA c/s	61	116	(47.4)	(44)	(133)
	– US c/s	8	16	(50.0)	(7)	(21)
Headline earnings/(loss)	– SA c/s	58	44	31.8	(48)	(263)
	– US c/s	8	6	33.3	(7)	(41)

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW

March is usually the month when we at Harmony come together at our leadership conference to realign our leaders to the strategic direction for the company. The objective of these conferences is to spend time together as the company's leaders and recommit to our values, which include making value creation a Harmony way of life.

Harmony continues to invest large sums of money on training and developing our employees. We have a growing pool of talented individuals who have been identified for managerial positions in line with our succession plans. I believe that currently Harmony has a strong core of managers who will unlock sustainable value for all our stakeholders. We also continue to be able to attract quality people to fill vacancies in Harmony.

Our growth projects, which are the exciting component of the organic growth within our portfolio of assets, will make our portfolio more profitable and robust. These projects are on schedule and should begin contributing to our bottom line within the 2008 financial year through to the end of 2010.

Harmony's March quarter was marked by a steady operational performance with sound cost control. The full benefits of the higher gold price and improving flexibility through increasing development over the past 15 months are now being realised when comparing the current quarter with the corresponding period for March 2006.

Headline earnings improved by 31.8% to 58 cents per share compared with 44 cents per share for the December 2006 quarter and a 48 cents per share loss for the March 2006 quarter.

Total operating profit rose 15.1% to R869 million (R755 million) quarter on quarter and is up by 184.0% from R306 million compared with the corresponding period ended March 2006.

The March 2007 net profit was up 6.5% to R247 million compared with the December 2006 quarter considering that the December 2006 had an accounting profit of R236 million which arose from the conversion of Western Areas shares to Gold Fields shares. A loss of R174 million was reported for March 2006.

Despite the lower production and considering that the operations generally have fewer production shifts in the March quarter, the Quality and Leverage operations reported a solid performance with strong cost control and improved grades.

Fewer total tonnes were milled for the quarter under review. The 6.2% drop in tonnes – from the SA underground operations – to 3 152 000 tonnes compares with 3 361 000 tonnes previously. This was partially countered by the 4.2% higher grades of 5.0g/t from the SA underground operations, which resulted in gold production being only 2.5% lower at 15 655kg (16 066kg). A higher Rand gold price received of R151 833/kg and a steady USD/ZAR exchange rate of R7.24 translated into a pleasing cash operating profit of R868.5 million, an increase of 15.1% quarter on quarter.

Total cash operating costs were marginally down at R103 608/kg from R104 132/kg previously. The SA underground operations showed strong cost containment with a 2.1% cost reduction to R101 868/kg (R104 056/kg).

Excellent progress was made with the work at all the Growth projects and it is anticipated that the Tshepong Sub 66 Decline and Doornkop's new mine should begin their first production within the next six months. The grade performance from the current old sections at both Elandsrand as well as Doornkop for the March quarter was disappointing.

A number of significant company events took place during the quarter. Firstly, we welcome the precedent-setting judgment by the South African Competition Tribunal in our case against Mittal Steel SA regarding their excessive pricing of flat steel. The Tribunal found that Mittal had in fact abused its dominant position by engaging in excessive pricing. In the next few months the Competition Tribunal will hear further evidence before imposing remedies.

Secondly, Harmony signed an agreement with Rio Tinto Limited to purchase the royalty rights from Rio Tinto for the Hidden Valley and Kerimenge deposits in Papua New Guinea. The transaction will afford Harmony the benefit of reducing the cash costs of Hidden Valley by US$13 per ounce. One suspensive condition is still outstanding.

Lastly, during the quarter Harmony refinanced its R1 billion debt owing to Rand Merchant Bank. We also sold 1.2 million Gold Fields Limited shares in the open market realising R156.8 million and incurred an accounting profit of R1.0 million. We will continue to dispose of the remainder of our GFI shares in an orderly manner.

SAFETY AND HEALTH REPORT

- Elandsrand achieved One Million Fatality Free Shifts
- Three of Harmony's operations achieved 500 000 fatality free shifts

Fatality injury rate (per million hours worked)



Harmony's sound safety rating over the two previous quarters was negatively affected by the poor March quarter performance. The Group's FIFR (Fatality Injury Frequency Rate) for the March 2007 quarter regressed by 5.3% from 0.19 to 0.20. Regretfully one contractor and five employees lost their lives on Harmony's mines during the quarter. Five of these fatalities occurred in three incidents during one week at our Randfontein operations which up to then were considered to be our safest South African operations.

The LTIF (Lost Time Injury Frequency) rate for the South African operations regressed by 3.9% to 16.17 (15.55) per million man hours worked. The SLFR (Shifts Lost Frequency Rates) for the South African operations regressed by 7.3% to 466 (430) per million man hours worked. These rates should be compared with the benchmark of 16 for LTIF.

The Australian Operations incurred two LTIs during the quarter. The LTIF rate on a 12-month moving average is 4.2 which is the same as the industry average. South Kal Mine operations recorded no LTI for the quarter.

THE THIRD QUARTER ENDED 31 MARCH 2007 UNDER REVIEW

Harmony's March quarter showed a steady recovery from the previous quarter with the December holiday period having only a modest impact on our operations. Grades were at more acceptable levels and costs were well contained throughout Harmony.

The performance of the company is best highlighted in the following table:

		March 2007	December 2006	Q-on-Q % Variance	March 2006
Production	– kg	18 010	18 724	(3.8)	17 464
Production	– oz	579 032	601 999	(3.8)	561 477
Revenue	– R/kg	151 833	144 467	5.1	110 399
Revenue	– US$/oz	652	613	6.4	559
Cash cost	– R/kg	103 608	104 132	0.5	92 914
Cash cost	– US$/oz	445	442	(0.7)	470
Exchange rate	– USD/ZAR	7.24	7.32	(1.1)	6.15

Cash Operating Profit and Margin

	March 2007	December 2006	March 2006
Cash operating profit (Rm)	868.5	755.3	305.6
Cash operating profit margin (%)	31.8	27.9	15.8

Quarter on quarter cash operating profit variance analysis

Cash operating profit – December 2006	R755.3 million
– volume change	(R151.4) million
– working cost change	R83.8 million
– recovery grade change	R47.5 million
– gold price change	R133.3 million
– net variance	R113.2 million
Cash operating profit – March 2007	R868.5 million

Analysis of earnings per share

Earnings per share (SA cents)	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006
Cash earnings	218	190	78
Basic earnings/(loss)	62	118	(44)
Fully diluted earnings/(loss)	61	116	(44)
Headline earnings/(loss)	58	44	(48)

Reconciliation between basic earnings and headline profit

Headline earnings per share (SA cents)	Quarter ended March 2007	Quarter ended December 2006
Basic earnings	62	118
Profit on sale of property, plant and equipment	(1)	(19)
Profit on sale of Australian investment	(2)	–
Profit on disposal of investment in Gold Fields Limited	(1)	–
Profit on sale of Western Areas investment	–	(55)
Headline earnings	58	44

CAPITAL EXPENDITURE

Capital expenditure at our Growth projects was 32.3% higher for the March quarter as projects approach completion dates.

Operational Capex	Actual December 2006 Rm	Actual March 2007 Rm	Forecast June 2007 Rm	
South African Operations	303	349	329	
Australasian Operations	42	62	77	
Total Operational Capex	345	411	406	
Project Capex				Capital invested to date Rm
Doornkop South Reef	57	65	50	506
Elandsrand New Mine	32	38	34	547
Tshepong North Decline	16	19	13	234
Phakisa Shaft	62	62	52	510
PNG	59	115	264	342
Total Project Capex	226	299	413	2 139
Total CAPEX	571	710	819	

Upgrading our portfolio of assets to world-class status



CASH POSITION

Harmony Group cash reconciliation for March 2007

	(R'million)
Cash and equivalents on 31 December 2006	903.7
Operational	(175.6)
Operating profit	868.5
Capex – net	(446.7)
Development cost capitalised	(263.5)
Corporate/Exploration expenditure	(118.6)
Care and maintenance costs	(12.6)
Interest paid	(105.7)
Movement in working capital	(436.6)
Movement in accrued liabilities	285.6
Other items	54.0
Other	257.5
Net sundry revenue	(3.6)
Foreign exchange profit	19.2
Shares issued – net of expenses	3.0
Australian hedges close outs	(70.1)
Proceeds on market sale of Gold Fields Shares	156.8
Restricted cash received from restructuring of RMB loan	152.2
Cash and equivalents on 31 March 2007	985.6

The decrease in working capital relates to an increase in accounts receivable due to additional unpaid VAT and gold receivables.

OPERATIONAL REVIEW
South African Operations

Tonnes Milled

Tonnages from the SA underground operations were down by 209 000 tonnes at 3 152 000 tonnes. Both Tshepong and Bambanani experienced underground fires resulting in a drop in tonnes during March. Joel was also adversely affected by the engineering construction underway at North Shaft. After a poor performance in the December quarter, volumes from Masimong were steady while Target made an exceptional improvement quarter on quarter.

Recovery Grades

Harmony's Quality operations experienced a good quarter in grade recovery, with the exception of Randfontein. Target also experienced a better quarter with an improvement of 14.7% in recovery grades, and Bambanani's kilograms increased to 1 870 (1 783), positively affecting grades by 2.6%.

Cost Control

Cost was well contained throughout the Group. Cash operating costs for the SA underground operations dropped by 2.1% to R101 868/kg from R104 056/kg previously, on the back of lower tonnes milled.

Development

Total Metres '000	March 2007	December 2006	Q-on-Q % Variance	March 2006
Quality	20.4	23.7	(13.9)	
Growth	6.2	5.7	8.8	
Leverage	11.8	14.0	(15.7)	
Total	38.5	43.4	(11.3)	33.1

Harmony's operations are within reach of their development targets. We should within the next eight months have the required flexibility to extract optimal value from our ore body. Development for the March quarter was 11.3% lower primarily due to reduced production shifts during the December seasonal period.

Quarterly profit comparison for operations

OPERATION	WORKING PROFIT (Rm)			VARIANCES (Rm)			
	Dec-06	Mar-07	Variance	Volume	Grade	Price	Costs
South African operations							
Quality	357.5	496.5	139.0	(47.8)	77.3	62.4	47.1
Growth	84.5	54.5	(30.0)	(16.2)	(52.0)	13.4	24.8
Leverage	203.8	235.0	31.2	(75.0)	54.1	46.9	5.2
Surface operations	49.6	35.3	(14.3)	17.2	(20.4)	6.0	(17.1)
Australasian operations	59.9	47.2	(12.7)	(29.6)	(11.5)	4.6	23.8
Total Harmony	755.3	868.5	113.2	(151.4)	47.5	133.3	83.8

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts.

		March 2007	December 2006	Q-on-Q % Variance	March 2006
U/g tonnes milled	('000)	1 496	1 561	(4.2)	1 522
U/g recovery grade	(g/t)	5.45	5.09	7.1	5.69
U/g kilograms produced	(kg)	8 158	7 953	2.6	8 661
U/g working costs	(R/kg)	91 055	99 318	8.3	81 886
U/g working costs	(R/tonne)	497	506	1.8	466

Tshepong Mine

Tonnes milled at Tshepong, for the March quarter were 7.4% down compared with the December quarter from 421 000 to 390 000 tonnes, but at 12% better grades of 6.3g/t (5.6g/t).

Production improved by 3.8% from 2 354 kilograms to 2 444 kilograms, resulting in R/kg costs decreasing by 11.5%.

Target Mine

Tonnages at Target improved by 4.2% to 197 000 tonnes (189 000 tonnes) for the March quarter due to better vehicle availability and fewer problems encountered with large rocks in massive stoping areas. Improvement in the narrow reef mining section and trackless development also contributed to more volumes quarter on quarter.

Grade increased by 14.7% to 5.9g/t (5.2g/t) on the back of higher face grades. Total unit costs were down by 8.9% to R66 108/kg (R72 581/kg) due to lower volumes, better grade recovery and good cost control.

Masimong Mine

Masimong's tonnages were flat during the March quarter at 236 000 tonnes (238 000 tonnes). The higher recovery grades of 4.9g/t (4.4g/t) resulted in reduction of costs to R96 779/kg (R118 307/kg), a reduction of 18.2%. Production rose by 8.6% to 1 148kgs (1 057kgs).

Evander

Evander made a significant overall improvement compared with the previous quarter. Tonnages were 3.5% lower at 362 000 tonnes (375 000 tonnes). Evander's recovery grades improved by 15.5% to 5.2g/t from 4.5g/t and gold production was 11.4% up at 1 869kgs (1 677kgs).

Stores and other working costs were well contained, R/t costs improved by 1.4% to R507/t (R514/t) and R/kg costs were down by 14.7% to R98 186/kg (R115 082/kg).

Randfontein Operations

The Randfontein Operations posted a disappointing performance for the March quarter. Volumes were down by 8.0% from 338 000 tonnes to 311 000 tonnes, grades decreased by 12.5% to an average grade of 4.9g/t (5.6g/t) impacting negatively on production which dropped by 18.9% to 1 528kg (1 884kg). R/t costs increased by 1.4% from R568/t to R576/t.

Leveraged operations

Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.

		March 2007	December 2006	Q-on-Q % Variance	March 2006
U/g tonnes milled	('000)	1 277	1 401	(8.9)	1 055
U/g recovery grade	(g/t)	4.49	4.20	6.9	4.74
U/g kilograms produced	(kg)	5 740	5 885	(2.5)	4 996
U/g working costs	(R/kg)	111 291	109 427	(1.7)	102 857
U/g working costs	(R/tonne)	500	460	(8.7)	487

Leveraged operations produced 8.9% lower tonnes at 1 277 tonnes. The 6.9% improvement in recovery grades to 4.5g/t (4.2g/t) mitigated some of the negative impact of gold production. Production was 2.5% lower at 5 740kg from 5 885kg.

R/t costs were up to R500/t (R460/t), but R/kg costs increased marginally by 1.7% to R111 291/kg (R109 427/kg).

Significant underperformance was recorded at Joel, where it was decided to do major re-engineering work on the North Shaft. This will also impact on the June 2007 quarter. It should be noted that 2% or 30 000 tonnes of the reduction quarter on quarter is due to the permanent closure of West shaft.

South African surface operations (includes Kalgold)

		March 2007	December 2006	Q-on-Q % Variance	March 2006
Surface tonnes milled	('000)	1 268	1 097	15.6	783
Surface recovery grade	(g/t)	0.59	0.70	(15.7)	0.98
Kilograms produced	(kg)	747	770	(3.0)	766
Working costs	(R/kg)	104 299	79 000	(32.0)	92 535
Working costs	(R/tonne)	61	55	(10.9)	91

Kalgold current quarter performance

Kalgold experienced one of its worst quarters due to a drought in the operation's area. Water shortages resulted in lower tonnes and higher costs; grades were steady at 1.03g/t. In order to solve the water shortage problem, Kalgold is drilling 13 additional water boreholes to augment the water supply in the future.

Mining grade in D Zone is improving with the opening up of the orebody following the completion of the final cut-back.

Australian Operations

Highlights

- Underground resource delineated beneath Shirl open pit
- HBJ open pit cutback project at South Kal Mines on track for ore production in September 2007
- 100 000oz of open pit resources delineated at South Kal Mines
- Significant resource drill programme launched at Mt Magnet
- Hedge book reduced by 42 000 ounces

		March 2007	December 2006	% Variance	March 2006
Tonnes milled	('000)	694	777	(10.7)	763
Recovery grade	(g/t)	2.32	2.43	(4.5)	2.02
Kilograms produced	(kg)	1 608	1 888	(14.8)	1 543
Working costs	(R/kg)	120 225	115 024	(4.5)	91 876
Working costs	(R/tonne)	279	279	–	186

The Australian operations reported a decrease in gold production from 60 707 ounces in the December quarter to 51 697 ounces. This is ascribed to mining of lower grade ore at Mt Magnet's Hesperus Open Pit and from South Kal Mines underground due to temporary ground control issues.

During the quarter 42 000 ounces of hedged forward positions were settled at a cost of AUD11.9 million. These out of the money hedge positions were inherited with the acquisition of Hill 50 Gold NL and had an average strike price of AUD518. During the June quarter an additional 30 000 ounces of hedged positions will come up for settlement. Closure costs of these positions at current prices will amount to approximately AUD10 million.

Mount Magnet

Mt Magnet operations produced 28 014oz (35 242oz) of gold in the March quarter from milling of 412 681 tonnes at an average grade of 2.1g/t (2.4g/t).

Underground production amounted to 18 534oz (19 643oz) in the current quarter from the milling of 115 876 tonnes (110 635 tonnes) at 5.0g/t (5.5g/t).

Hill 50 continued to incur hanging-wall dilution in 21A and 20L stopes causing continued reductions in stope grades. The underground South and North stopes were hampered by dilution and seismicity events.

Capital expenditure of AUD4.9 million was mainly spent on open pit and underground capital mine development.

South Kal Mines

South Kal operations produced 23 683oz (25 465oz) in the March quarter from the milling of 281 777 tonnes of ore at an average head grade of 2.6g/t.

Capital increased from A$5.1 million in the September quarter to A$5.7 million in the March quarter, predominantly as a result of the HBJ open pit cutback project having ramped up.

Mill throughput was less than the previous quarter due to unscheduled maintenance activities in the crushing circuit and operational difficulties associated with the materials handling characteristics of the high clay content ore from the Shirl Open Pit. Energy shortages, wet weather and slow throughput rates during leach tank refurbishment work late in March, also contributed to the lower than expected production performance.

Ore delineation at the Shirl Open Pit continues to exceed the reserve prediction due to an increased continuity of high grade mineralisation at the intersection of the two dominant mineralised structures.

The HBJ open pit cut back project was ramped up to full operating capacity, with both mining fleets now fully manned. Production rates are in line with the pre-mining feasibility study, with expected completion of the cut-back and full production by September 2008.

Resource development activities at the Shirl mining area included further diamond drilling to target the existence of "cross-lode" style mineralisation at depths below the Shirl Open Pit. Drilling was successful in intersecting a thin mineralised shear zone with numerous examples of visible gold mineralisation.

A mining business case study is currently in progress. Previous preliminary business case work has indicated the potential for a small underground mine. Equipment recovered from Mt Marion will be utilised if a mining decision is taken on the Shirl underground.

GROWTH PROJECTS

- Tshepong Sub 66 Decline first production scheduled for June 2007
- Doornkop first production from new mine anticipated in September 2007 quarter
- Phakisa first production expected in June 2008 quarter

Growth projects production performance from Doornkop and Elandsrand old mines

		March 2007	December 2006	Q-on-Q % Variance	March 2006
U/g tonnes milled	('000)	379	399	(5.0)	343
U/g recovery grade	(g/t)	4.64	5.58	(16.8)	4.37
U/g kilograms produced	(kg)	1 757	2 228	(21.1)	1 498
U/g working costs	(R/kg)	121 289	106 782	(13.5)	124 774
U/g working costs	(R/tonne)	562	596	(5.7)	545

Harmony's Growth projects continue to make good progress as the first production and commissioning dates for some of the projects approach. The tonnage and grade profiles should show an upward trend over the ensuing quarters, but the grade will be variable as is typical of mines in a build-up phase.

We have updated the financial evaluations of our projects and these are now calculated at a long-term gold price of R115 000/kg.

Doornkop South Reef Capital Project

Project Overview

Station development continued on 202, 205, 207 and 212 levels with 10 012 cubic metres excavated. Access development advanced by a total of 543 metres on 192 and 197 levels, while 508 metres of secondary development was achieved on 192 level.

The remaining 50 metre portion of shaft between levels 192 and 197 was removed during the quarter's shaft sinking operations. Dual sink operation on shaft bottom was completed at 35 metres below the footwall on 212 level. All that remains is the lining and partial equipping of the 185 metres of shaft from 197 level to shaft bottom.

This is the first of its kind in the world in terms of dual sinking and its safe and successful completion is a tribute to all our engineering construction and project management teams.

The dual-purpose winder compartment has been equipped from 132 level to 192 level in the main shaft.

Long-hole drilling progressed slowly with a schedule slippage of five months; the first reef intersection is expected by the end of April and the second by mid-May 2007.

Annual Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	13	98	114	147	158				530
Forecast					59	214	161	139	573
Total	13	98	114	147	217	214	161	139	1 103

Project Financials

Gold Price (Kg)	R115 000
NPV 7.5% (June 06)	R1 189m
IRR (%)	50

Envisaged Costs (Average at full production)

– R/tonne R397
– R/kg R60 944
– $/oz $292

1st production (Month and Year)

July 2007

Full production (Month and Year)

December 2009

Monthly production on completion

Tonnes milled – 135 000 tonnes
Average recovery grade – 6.6g/t
Kilograms – 891kg
Ounces per year – 340 362oz

Remaining Milestones

- Shaft lined and partially equipped to 212 level   – August 2007
- Rock winder installed and commissioned   – November 2007
- Main shaft commissioned to hoist 75 000 t/m   – January 2008



Tshepong – Sub 66 Decline Project

Project Overview

The decline sinking at the Sub 66 Decline project approaches completion with the last blast scheduled for May 2007. This quarter's progress includes the completion of development through the poor ground conditions; the planned vent-raise borehole from 69 level to 66 level and the 69 to 95 raise line was holed and equipped. The ore pass raise boreholes is scheduled for completion in April 2007.

Annual Capital Expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual	32.8	66.6	40.6	52.9	42.7		235.6
Forecast					14.4	30.3	44.7
Total	32.8	66.6	40.6	52.9	57.1	30.3	280.3

Project Financials

Gold Price (Kg)	R115 000
NPV 7.5%	R1 244.3m
IRR (%)	43

Envisaged Costs (Average at full production)

- R/tonne   R433
- R/kg   R60 076
- $/oz $278.89

1st production

April 2007

Full production

May 2008

Monthly production on completion

Tonnes milled	– 48 000 tonnes
Recovered grade	– 7.2g/t
Kilograms	– 350kg
Ounces per year	– 135 036oz

Future Milestones

- Construction of 71 dams   – April 2007
- Complete decline development   – May 2007
- Installation of the chairlift   – June 2007
- Installation of 71 pump station   – July 2007

Phakisa Capital Project

Project Overview

Access development metres steadily increased in the last quarter. The innovative rail-veyor system, to be commissioned in the next quarter, will facilitate a significant increase in development rates.

The project remains on schedule to deliver its first gold production in May 2008.

Annual Capital Expenditure Profile

Table (Rm)	2004	2005	2006	2007	2008	2009	Total
Actual Sunk	117	116	147	160			540
Forecast				48	91	72	210
Total	117	116	147	207	91	72	750

Project Financials

Gold Price (Kg)	R115 000
NPV 7.5%	R2 955m
IRR (%)	35

Envisaged Costs (Average at full production)

- R/tonne   R446
- R/kg   R55 015
- $/oz $263

1st production

May 2008

Full production

May 2010

Monthly production on completion

Tonnes milled	– 90 000 tonnes
Average recovered grade	– 8.11g/t
Kilograms	– 730kg
Ounces per year	– 281 760oz

Future Milestones set

- Expected start of production – May 2008
- Expected project completion – February 2009
- Full production – May 2010



Surface Infrastructure Phase 1 completed
Surface
Koepe Winder
BAC & Fridge plant excavation development completed
55 Level Rock silo Complete
Rail-veyor 90% completed
NYALA
HAULAGE TO NYALA
55 Level
Fridge -plant
Rail -Veyor to Nyala
59 Level
63 Level
66 Level
69 Level
71 Level
73 Level
75 Level
77 Level
718m Access development completed on 66, 69, 71, 73 & 75 level
MAY. 2008
9° TWIN DECLINE
79 Level
81 Level
83 Level
Settlers under construction 30% completed

Elandsrand Capital Project

Project Overview

During the past quarter the shaft bottom of No. 2 service shaft was developed and fully equipped. The stripping of the sinking pipes was completed, while equipping of the chilled water columns is planned for the next two quarters. The installation of pump column No. 2 from the station to the pump chamber, on 115 level, progressed well.

A large amount of infrastructure was completed during the March quarter whilst horizontal development continued on all available levels.

Annual Capital Expenditure Profile

Table (Rm)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual	35.6	107.0	106.2	105.5	96.1	119.6	140.8				805.7
Forecast							66.1	70.0	20.4	4.6	636.1
Total	35.6	107.0	106.2	105.5	96.1	119.6	74.6	70.0	20.4	4.6	169.6

Project Production

	Tonnes milled	% Split	Kilograms	% Split
Old Mine	164 851	70.7	881	65.9
New Mine	68 418	29.3	456	34.1
Total Mine	233 269		1 337	

Project Financials

Gold Price (Kg)	R115 000
NPV 7.5%	R2 901m
IRR (%)	25.9

Envisaged Costs (Average at full production)

– R/tonne   R451
– R/kg   R57 529
– $/oz $275

Full production

June 2010

Monthly production on completion

Tonnes milled   – 147 000 tonnes
Average recovery grade   – 7.84g/t
Kilograms   – 1 152kg
Ounces per year   – 444 355oz

Future Milestones

- 109 level first raise completed – November 2008
- 109 level ledging commences – November 2008
- 113 level first raise completed – December 2009



ELANDSRAND MINE
MM SHAFT
RV SHAFT
SUB #
VENT #
2225 m 73 L
76 L
92 L
95 L
98 L
100 L
102 L
105 L
109 L
113 L
115 L
3566 m 117 L
REEF
WASTE
No 2 Service #
Turbine dam
Both Waste & Reef conveyor belt systems stripped out
ore passes plugged
Man 1 Winder 113 L & 115 L Stations commissioned
ELANDSRAND NEW MINE
No 3 Service #
VCR
109 Main HT sub-stations fully commissioned
Cobra Dyke
2589 m
2621 m
Settlers (No 1 & No 2)
1863 m
2943 m
Pump Stn
Sub Station
Conveyor Belts

Project Phoenix

Project Overview

Total tonnes treated for the plant increased steadily and is now averaging some 240 000 tonnes per month.

Annual Capital Expenditure Profile

Table (Rm)	2006	2007	Total
Actual	15.14	15.70	30.84
Forecast		1.8	32.64

Project Financials

Gold Price (Kg)	R115 000
NPV 7.5% (February 2007)	R219.02m
IRR (%)	207

Envisaged Costs (Average at full production)

– R/tonne   R10.54
– R/kg   R43 889
– $/oz $203.75

Full production (Month and Year)

– August 2007

Monthly production at full capacity

Tonnes milled   – 440 000 tonnes
Average recovery grade – 0.195g/t
Kilograms   – 86kg
Ounces per year   – 33 103oz

Future Milestones

■ Brand D slimes dam retreatment commences   – April 2007
■ CIL stream 2 modification to be completed   – May 2007
■ Dam 13 commissioning retreatment commences – May 2007

Hidden Valley Project

Highlights

- Access construction at Process Plant site
- Commencement of work within the Tailings Storage Facility
- Work started on the Pihema Creek diversion and creek diverted
- All platforms for project infrastructure complete, excluding explosive plant, magazine areas and open pit offices
- Immersive Truck Simulator commissioned
- A letter of intent for the supply of bulk explosives issued to DNX

Project Overview

Significant progress was again made on the access road and earthworks during the quarter. The highlight of the period was the arrival of the pioneering earthworks machines at the process plant site in February.

Work was substantially completed on the Pihema Creek diversion with the Pihema Creek flow now diverted into the Upper Watut River. All platforms for project infrastructure are complete, excluding the explosive storage and preparation areas. The Hidden Valley access road is complete; with further surfacing works required to repair damaged sections.

During February, 13 items of earthmoving equipment were ordered to increase the effort on the Hamata plant site and maintain the project schedule. These items are due to arrive over the next quarter. Deliveries of previously ordered additional construction equipment continued in the quarter with 6 of the 7 items now on site and the final machine due in April.

The access roads and bulk earthworks schedule continues to be updated and shows progress achieved to date in line with the plan. Plant site excavation will be monitored closely to ensure that planned access dates for the commencement of detailed civil works are maintained.

Evaluation of the results of the Hamata resource definition programme is ongoing with all core logging and sampling completed. Although some assay results are still outstanding, indications are that this programme could significantly add to the Hamata reserves.

The Kaveroi resource definition drilling programme started on 19 March, with 131m drilled to date. It is anticipated that this programme will also lead to a substantial upgrade of the Kaveroi reserves.

Commissioning of the Immersive Truck Simulator and the training of 5 Supervisor/Trainers was completed in Lae during the quarter. A tender evaluation for Hidden Valley pre-strip access works was completed during the period. The analysis indicated that expansion of Harmony's own construction fleet would be the most cost effective approach to complete this work. An order for eight pieces of construction equipment was placed in early March.

A letter of intent for the supply of bulk explosives was issued to DNX at the end of the period, allowing for the commencement of engineering and plant procurement activities.

Annual Construction Capital Expenditure Profile

Table (A$m)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	43							63
Forecast		30*	245	46					321
Total	20	73	245	46					384

*Excludes A$30 million for Rio Tinto royalty buy-out, which is not considered part of construction capital.

Project Financials

	Base	Spot
Gold Price (A$/oz)	A$712/Oz	A$814/Oz
Silver Price (U$oz)	U$8/Oz	U$13.84/Oz
NPV 7.5%	A$137m	A$344m
IRR (%)	14	23

Envisaged Costs (Average at full production)

Base

Spot

US$207/oz

US$167/oz

1st production

November 2008

Monthly production at full capacity

Kilograms	– 739kg
Ounces per year	– 285 000oz

Wafi/Golpu pre-feasibility studies

Project Overview

Work for the quarter has progressed very well and in line with the study schedule. Block cave modelling work for the Golpu copper deposit is complete.

Capital cost estimations within a range of production rates are being developed in order that the Pre-Feasibility Study (PFS) can recommend an optimal production rate.

All planned field work for the Golpu PFS has been completed with the exception of one diamond drill hole on the decline route, which is to be completed during April 2007. The field progress has been matched by study and test work, putting the Golpu stand-alone PFS in good stead to be completed as planned by the end of July 2007.

Off-site infrastructure scoping studies were completed during the quarter and proposals to complete the work to PFS level have been received by 4 consulting companies. Metallurgical test work for the challenging Link Zone ore body, part of Wafi Gold, has produced very pleasing results, with recoveries of up to 97% achieved. This is significantly better than anticipated.

Several issues have delayed the overall drilling programmes for the Link Zone and NRG1. This is expected to delay completion beyond May 2007, however, all drilling is expected to be completed by the end of June 2007.

Capital expenditure for the quarter was increased from previous quarters at 8.2 million Kina (A$3.7 million). This increase was planned and the overall cost for the 2007 financial year is expected to be within budget.

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)

			Underground production – South Africa				South Africa Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total					
Ore milled	– t'000	Mar-07	1 496	379	1 277	3 152	1 268	4 420	694	–	5 114
		Dec-06	1 561	399	1 401	3 361	1 097	4 458	777	–	5 235
Gold Produced	– kg	Mar-07	8 158	1 757	5 740	15 655	747	16 402	1 608	–	18 010
		Dec-06	7 953	2 228	5 885	16 066	770	16 836	1 888	–	18 724
Yield	– g/tonne	Mar-07	5.45	4.64	4.49	4.97	0.59	3.71	2.32	–	3.52
		Dec-06	5.09	5.58	4.20	4.78	0.70	3.78	2.43	–	3.58
Cash Operating Costs	– R/kg	Mar-07	91 055	121 289	111 291	101 868	104 299	101 979	120 225	–	103 608
		Dec-06	99 318	106 782	109 427	104 056	79 000	102 910	115 024	–	104 132
Cash Operating Costs	– R/tonne	Mar-07	497	562	500	506	61	378	279	–	365
		Dec-06	506	596	460	497	55	389	279	–	372
Working Revenue	(R'000)	Mar-07	1 239 333	267 601	873 832	2 380 766	113 198	2 493 964	240 556	–	2 734 520
		Dec-06	1 147 318	322 362	847 812	2 317 492	110 451	2 427 943	277 089	–	2 705 032
Cash Operating Costs	(R'000)	Mar-07	742 825	213 105	638 811	1 594 741	77 911	1 672 652	193 321	–	1 865 973
		Dec-06	789 877	237 910	643 976	1 671 763	60 830	1 732 593	217 166	–	1 949 759
Cash Operating Profit	(R'000)	Mar-07	496 508	54 496	235 021	786 025	35 287	821 312	47 235	–	868 547
		Dec-06	357 441	84 452	203 836	645 729	49 621	695 350	59 923	–	755 273
Capital Expenditure	(R'000)	Mar-07	192 856	221 492	119 162	533 510	390	533 900	61 567	114 769	710 236
		Dec-06	178 951	189 203	101 355	469 509	769	470 278	42 391	58 583	571 252

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3, Orkney 2, 4 and 7.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		Quarter ended 31 March 2007	Quarter ended 31 December 2006	Quarter ended 31 March 2006
Ore milled	– t'000	5 114	5 235	4 466
Gold produced	– kg	18 010	18 724	17 464
Gold price received	– R/kg	151 833	144 467	110 399
Cash operating costs	– R/kg	103 608	104 132	92 914
		R million	R million	R million
Revenue		2 735	2 705	1 928
Cash operating costs		1 866	1 950	1 622
Cash operating profit		869	755	306
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(308)	(287)	(264)
Corporate, administration and other expenditure		(50)	(62)	(6)
Provision for rehabilitation costs		(3)	(3)	(1)
Operating profit		508	403	35
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(17)	(16)	(17)
Care and maintenance costs		(13)	(19)	(30)
Share-based compensation		(14)	(14)	(26)
Exploration expenditure		(68)	(60)	(21)
Profit from associates		–	30	–
(Loss)/Gain on financial instruments		(24)	17	(260)
Profit on sale of property, plant and equipment		4	73	13
Other income/(expenses) – net		15	(36)	(9)
Mark-to-market of listed investments		29	27	22
Profit on sale of listed investment		10	–	–
Profit on sale of investment in associate		–	236	–
Interest received		36	42	71
Interest paid		(106)	(103)	(96)
Profit/(Loss) before tax		360	580	(318)
Current tax – expense		(3)	(2)	(1)
Deferred tax – (expense)/reversal		(110)	(110)	145
Net profit/(loss)		247	468	(174)
Earnings/(Loss) per share – cents *				
– Basic earnings/(loss)		62	118	(44)
– Headline earnings/(loss)		58	44	(48)
– Fully diluted earnings/(loss) ** ***		61	116	(44)
Dividends per share – (cents)				
– Interim		–	–	–
– Proposed final		–	–	–

Prepared in accordance with International Financial Reporting Standards.

  * Calculated on weighted average number of shares in issue at quarter end 31 March 2007: 398.4 million (31 December 2006: 397.7 million) (31 March 2006: 393.4 million).

 ** Calculated on weighted average number of diluted shares in issue at quarter end 31 March 2007: 403.3 million (31 December 2006: 403.7 million) (31 March 2006: 400.5 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):			
Net profit/(loss)	247	468	(174)
Adjustments:			
– Profit on sale of property, plant and equipment	(4)	(73)	(13)
– Profit on sale of GBS investment	(9)	–	–
– Profit on disposal of investment in Gold Fields Limited	(1)	–	–
– Profit on sale of Western Areas investment	–	(220)	–
Headline profit/(loss)	233	175	(187)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

		Year to date 31 March 2007	Year to date 31 March 2006
Ore milled	– t'000	15 404	13 923
Gold produced	– kg	56 206	56 999
Gold price received	– R/kg	146 426	101 282
Cash operating costs	– R/kg	101 680	87 019
		R million	R million
Revenue		8 230	5 773
Cash operating costs		5 715	4 960
Cash operating profit		2 515	813
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(903)	(765)
Corporate, administration and other expenditure		(172)	(134)
Provision for rehabilitation costs		(8)	(5)
Operating profit/(loss)		1 432	(91)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(50)	(38)
Care and maintenance costs		(52)	(145)
Employment termination and restructuring costs		–	86
Share-based compensation		(40)	(82)
Exploration expenditure		(169)	(71)
Loss from associates		(18)	–
Gain/(Loss) on financial instruments		11	(558)
Profit on sale of property, plant and equipment		90	40
Other income/(expenses) – net		(5)	(54)
Sale of listed investment and subsidiaries		–	(1)
Mark-to-market of listed investments		80	65
Profit on sale of listed investment		11	306
Profit on sale of investment in associate		236	–
Interest received		117	171
Interest paid		(304)	(290)
Profit/(Loss) before tax		1 339	(662)
Current tax – expense		(5)	(5)
Deferred tax – (expense)/reversal		(342)	188
Net profit/(loss)		992	(479)
Earnings/(Loss) per share – cents *			
– Basic earnings/(loss)		249	(122)
– Headline earnings/(loss)		169	(211)
– Fully diluted earnings/(loss) ** ***		246	(122)
Dividends per share – (cents)			
– Interim		–	–
– Proposed final		–	–

Prepared in accordance with International Financial Reporting Standards.

  * Calculated on weighted average number of shares in issue for nine months to 31 March 2007: 397.7 million (31 March 2006: 392.9 million).

 ** Calculated on weighted average number of diluted shares in issue for nine months to 31 March 2007: 402.7 million (31 March 2006: 398.1 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):		
Net profit/(loss)	992	(479)
Adjustments:		
– Profit on sale of property, plant and equipment	(90)	(40)
– Profit on sale of GBS investment	(10)	–
– Loss on disposal of Sangold investment	–	1
– Profit on disposal of investment in Gold Fields Limited	(1)	(306)
– Profit on sale of Western Areas investment	(220)	–
Headline profit/(loss)	671	(824)

ABRIDGED BALANCE SHEET AT 31 MARCH 2007 (Rand) (unaudited)

		At 31 March 2007 R million	At 31 December 2006 R million	At 31 March 2006 R million
ASSETS				
Non-current assets				
Property, plant and equipment		24 472	23 973	22 513
Intangible assets		2 270	2 270	2 268
Investment financial assets		4 430	4 491	2 223
Investments in associates		–	–	2 012
Trade and other receivables		42	41	36
		31 214	30 775	29 052
Current assets				
Inventories		722	742	598
Trade and other receivables		1 180	934	775
Income and mining taxes		25	28	28
Cash and cash equivalents		985	904	1 781
		2 912	2 608	3 182
Total assets		34 126	33 383	32 234
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		25 590	25 588	25 346
Other reserves		(79)	(186)	(625)
Accumulated loss		(1 023)	(1 270)	(1 963)
		24 488	24 132	22 758
Non-current liabilities				
Borrowings	*	3 494	2 687	2 549
Net deferred taxation liabilities		2 663	2 541	1 954
Deferred financial instruments		448	484	679
Provisions for other liabilities and charges		1 001	984	943
		7 606	6 696	6 125
Current liabilities				
Trade and other payables		1 037	1 245	1 036
Accrued liabilities		586	301	316
Borrowings	*	401	1 001	1 981
Shareholders for dividends		8	8	18
		2 032	2 555	3 351
Total equity and liabilities		34 126	33 383	32 234
Number of ordinary shares in issue		398 736 629	398 678 495	394 369 190
Net asset value per share (cents)		6 141	6 053	5 771

* The Group has refinanced the RMB bridging loan. A portion of the refinanced was effected before 31 March 2007. The balance of the refinanced was concluded on 5 April 2007. The effect of the refinanced was the conversion of the R1 billion short-term liability to a long-term liability.

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 31 MARCH 2007 (Rand) (unaudited)

	Issued share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance at 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	101			101
Currency translation adjustment and other		192		192
Net earnings			992	992
Balance at 31 March 2007	25 590	(79)	(1 023)	24 488
Balance at 1 July 2005	25 289	(586)	(1 484)	23 219
Issue of share capital	57			57
Currency translation adjustment and other		(39)		(39)
Net loss			(479)	(479)
Balance at 31 March 2006	25 346	(625)	(1 963)	22 758

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 MARCH 2007

(Rand) (unaudited)

	Nine months ended 31 March 2007 R million	Nine months ended 31 March 2006 R million	Quarter ended 31 March 2007 R million	Quarter ended 31 December 2006 R million
Cash flow from operating activites				
Cash generated/(utilised) by operations	1 469	(88)	511	487
Interest and dividends received	117	176	36	42
Interest paid	(143)	(143)	(48)	(50)
Income and mining taxes paid	(3)	(8)	3	(6)
Cash generated/(utilised) by operating activities	1 440	(63)	502	473
Cash flow from investing activities				
Net proceeds on disposal of listed investments	229	2 461	199	–
Acquisition of investment in associate	–	(2 012)	–	–
Net additions to property, plant and equipment	(1 765)	(1 164)	(706)	(497)
Other investing activities	(66)	(18)	(52)	(15)
Cash utilised by investing activities	(1 602)	(733)	(559)	(512)
Cash flow from financing activities				
Long-term loans raised	151	615	152	–
Ordinary shares issued – net of expenses	101	55	2	66
Dividends paid	–	–	–	–
Cash generated by financing activities	252	670	154	66
Foreign currency translation adjustments	(11)	77	(16)	9
Net increase/(decrease) in cash and equivalents	79	(49)	81	36
Cash and equivalents – beginning of period	906	1 830	904	868
Cash and equivalents – end of period	985	1 781	985	904

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDED 31 MARCH 2007 (Rand) (unaudited)

	Nine months ended 31 March 2007 R million	Nine months ended 31 March 2006 R million	Quarter ended 31 March 2007 R million	Quarter ended 31 December 2006 R million
Cash operating profit	2 515	814	869	755
Other cash items per income statement:				
Other income (including interest received and profit on sale of mining assets)	202	157	56	79
Employment termination, restructuring and care and maintenance costs	(52)	(59)	(13)	(19)
Corporate, administration and other expenditure	(171)	(134)	(50)	(62)
Exploration expenditure	(169)	(71)	(68)	(60)
Provision for rehabilitation costs	(3)	(6)	(1)	–
Cash flow statement adjustments:				
Cost of close out of hedges	(208)	(201)	(70)	(83)
Profit on sale of mining assets	(90)	(41)	(4)	(73)
Interest and dividends received	(117)	(176)	(36)	(42)
Mark-to-market of investments	–	–	–	-
Other non-cash items	(93)	(49)	(25)	(35)
Effect of changes in operating working capital items:				
Receivables	(453)	(143)	(246)	(58)
Inventories	(56)	(15)	21	(12)
Accounts payable	(82)	(103)	(208)	61
Accrued liabilities	246	(61)	286	36
Cash generated/(utilised) by operations	1 469	(88)	511	487

NOTES TO THE RESULTS FOR THE QUARTER ENDED 31 MARCH 2007 (unaudited)

1. Basis of accounting

    The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

2. Derivative financial instruments

    Commodity Contracts:

    The Harmony Group's outstanding commodity contracts against future production, by type at 31 March 2007 are indicated below. The total net delta of the hedge book at 31 March 2007 was 220 000 oz (6 834 kg)

Year		30 June 2007	30 June 2008	30 June 2009	Total
Australian Dollar Gold:					
Forward contracts	Kilograms	622	3 110	3 110	6 843
	Ounces	20 000	100 000	100 000	220 000
	AUD per oz	518	518	518	518
Total commodity contracts	Kilograms	622	3 110	3 110	6 843
	Ounces	20 000	100 000	100 000	220 000
Total net gold **	Delta (kg)	622	3 109	3 104	6 834
	Delta (oz)	20 000	99 949	99 784	219 732

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The marked-to-market movement for the quarter of these contracts was a positive R49.8 million (positive USD6.9 million) at 31 March 2007 (at 31 December 2006: positive R100.5 million or positive USD13.7 million).

Harmony closed out 10 000oz of forward positions during the quarter and the settlement of these close outs will occur during the quarter ended 30 June 2007. During the quarter under review, Harmony settled 42 000oz of forward contracts, which were closed out during the quarter ended 31 December 2006, at a cost of R69.5 million (USD9.6 million).

The marked-to-market value of the hedge book was a negative AUD78.6 million on 31 March 2007 (at 31 December 2006: negative AUD87.3 million). The values at 31 March 2007 were based on a gold price of USD663 (AUD821) per ounce, exchange rates of USD/ZAR7.24 and AUD/USD0.8144 and prevailing market interest rates at that date. These valuations were provided by independent risk and treasury management experts.

At 20 April 2007, the marked-to-market value of the hedge book was a negative AUD78.2 million (negative USD65.4 million), based on a gold price of USD686 (AUD825) per ounce, exchange rate of AUD/USD0.8347 and prevailing market interest rates at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price.

Forward exchange commitment

Abelle entered into a contract for the purchase of the mining fleet in November 2006. The contract is in four different currencies and the estimated value is R241.7 million (AUD41 million at a closing rate of AUD/ZAR5.8962). The delivery date for the equipment has been split into two, with the first lot expected in April 2007 and the second lot in November 2007.

The underlying cash flows that will be required by the contract will therefore be modified in accordance with movements in the foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rates were calculated based on the adjusted price at 31 March 2007 based on the Price Retail Index (PRI) movements since September 2005.

The marked-to-market movement for the quarter on the embedded derivative was a negative R6.1 million (negative AUD1.068 million, at an exchange rate of AUD/ZAR5.7023).

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)

			Underground production – South Africa				South Africa Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total					
Ore milled	– t'000	Mar–07	1 650	418	1 407	3 475	1 397	4 872	765	–	5 637
		Dec–06	1 721	440	1 544	3 705	1 209	4 914	857	–	5 771
Gold Produced	– oz	Mar–07	262 285	56 488	184 544	503 317	24 016	527 333	51 699	–	579 032
		Dec–06	255 677	71 637	189 211	516 525	24 767	541 292	60 707	–	601 999
Yield	– oz/t	Mar–07	0.16	0.14	0.13	0.14	0.02	0.11	0.07	–	0.10
		Dec–06	0.15	0.16	0.12	0.14	0.02	0.11	0.07	–	0.10
Cash Operating Costs	– $/oz	Mar–07	391	521	478	438	448	438	516	–	445
		Dec–06	422	454	465	442	336	437	489	–	442
Cash Operating Costs	– $/t	Mar–07	62	70	63	63	8	47	35	–	46
		Dec–06	63	74	57	62	7	48	35	–	46
Working Revenue	($'000)	Mar–07	171 135	36 952	120 664	328 751	15 631	344 382	33 218	–	377 600
		Dec–06	156 748	44 042	115 829	316 619	15 090	331 709	37 856	–	369 565
Cash Operating Costs	($'000)	Mar–07	102 574	29 427	88 211	220 212	10 758	230 970	26 694	–	257 664
		Dec–06	107 914	32 504	87 981	228 399	8 311	236 710	29 669	–	266 379
Cash Operating Profit	($'000)	Mar–07	68 561	7 525	32 453	108 539	4 873	113 412	6 524	–	119 936
		Dec–06	48 834	11 538	27 848	88 220	6 779	94 999	8 187	–	103 186
Capital Expenditure	($'000)	Mar–07	26 631	30 585	16 455	73 671	54	73 725	8 502	15 848	98 075
		Dec–06	24 449	25 849	13 847	64 145	105	64 250	5 791	8 004	78 045

Quality Ounces   – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects   – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3, Orkney 2, 4 and 7.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/Imperial) (unaudited)

		Quarter ended 31 March 2007	Quarter ended 31 December 2006	Quarter ended 31 March 2006
Ore milled	– t'000	5 637	5 771	4 923
Gold produced	– oz	579 032	601 999	561 477
Gold price received	– $/oz	652	613	559
Cash operating costs	– $/oz	445	442	470
		$ million	$ million	$ million
Revenue		378	369	314
Cash operating costs		258	266	264
Cash operating profit		120	103	50
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(43)	(39)	(43)
Corporate, administration and other expenditure		(7)	(9)	(1)
Provision for rehabilitation costs		–	–	–
Operating profit		70	55	6
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(2)	(2)	(3)
Care and maintenance costs		(2)	(3)	(5)
Share based compensation		(2)	(2)	(4)
Exploration expenditure		(9)	(8)	(3)
Profit from associates		–	4	–
(Loss)/Gain on financial instruments		(3)	2	(42)
Profit on sale of property, plant and equipment		1	10	2
Other income/(expenses) – net		2	(5)	(2)
Mark-to-market of listed investments		4	4	4
Profit on sale of listed investment		1	–	–
Profit on sale of investment in associate		–	32	–
Interest received		5	6	12
Interest paid		(15)	(14)	(16)
Profit/(Loss) before tax		50	79	(51)
Current tax – expense		–	–	–
Deferred tax – (expense)/reversal		(15)	(15)	24
Net profit/(loss)		35	64	(27)
Earnings/(Loss) per share – cents *				
– Basic earnings/(loss)		9	16	(7)
– Headline earnings/(loss)		8	6	(7)
– Fully diluted earnings/(loss) ** ***		8	16	(7)
Dividends per share – (cents)				
– Interim		–	–	–
– Proposed final		–	–	–

The currency conversion rates average for the quarter: 31 March 2007: US$1=R7.24 (31 December 2006: US$1=R7.32) (31 March 2006: US$1=R6.15).

 * Calculated on weighted average number of shares in issue at quarter end 31 March 2007: 398.4 million (31 December 2006: 397.7 million) (31 March 2006: 393.4 million).

 ** Calculated on weighted average number of diluted shares in issue at quarter end 31 March 2007: 403.3 million (31 December 2006: 403.7 million) (31 March 2006: 400.5 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):			
Net profit/(loss)	35	64	(27)
Adjustments:			
– Profit on sale of property, plant and equipment	(1)	(10)	(2)
– Profit on sale of GBS investment	(1)	–	–
– Profit on disposal of investment in Gold Fields Limited	–	–	–
– Profit on sale of Western Areas investment	–	(30)	–
Headline profit/(loss)	33	24	(29)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/Imperial) (unaudited)

		Year to date 31 March 2007	Year to date 31 March 2006
Ore milled	– t'000	16 982	15 353
Gold produced	– oz	1 807 067	1 832 552
Gold price received	– $/oz	629	493
Cash operating costs	– $/oz	437	423
		$ million	$ million
Revenue		1 137	903
Cash operating costs		790	776
Cash operating profit		347	127
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(125)	(119)
Corporate, administration and other expenditure		(24)	(21)
Provision for rehabilitation costs		–	(1)
Operating profit/(loss)		198	(14)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(6)	(6)
Care and maintenance costs		(8)	(22)
Employment termination and restructuring costs		–	13
Share-based compensation		(6)	(13)
Exploration expenditure		(23)	(11)
Loss from associates		(3)	–
Gain/(Loss) on financial instruments		2	(87)
Profit on sale of property, plant and equipment		13	6
Other expenses – net		(1)	(10)
Sale of listed investment and subsidiaries		–	–
Mark-to-market of listed investments		11	10
Profit on sale of listed investment		1	48
Profit on sale of investment in associate		32	–
Interest received		16	27
Interest paid		(42)	(45)
Profit/(Loss) before tax		184	(104)
Current tax – expense		–	(1)
Deferred tax – (expense)/reversal		(47)	30
Net profit/(loss)		137	(75)
Earnings/(Loss) per share – cents *			
– Basic earnings/(loss)		34	(19)
– Headline earnings/(loss)		23	(33)
– Fully diluted earnings/(loss) ** ***		34	(19)
Dividends per share – (cents)			
– Interim		–	–
– Proposed final		–	–

Prepared in accordance with International Financial Reporting Standards.

The currency conversion rate average for the nine months to 31 March 2007: US$1=R7.23 (31 March 2006: US$1=R6.39).

  * Calculated on weighted average number of shares in issue for the nine months to 31 March 2007: 397.7 million (31 March 2006: 392.9 million).

  ** Calculated on weighted average number of diluted shares in issue for the nine months to 31 March 2007: 402.7 million (31 March 2006: 398.1 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):		
Net profit/(loss)	137	(75)
Adjustments:		
– Profit on sale of property, plant and equipment	(13)	(6)
– Profit on sale of GBS investment	(1)	–
– Profit on disposal of investment in Gold Fields Limited	–	(48)
– Profit on sale of Western Areas investment	(30)	–
Headline profit/(loss)	93	(129)

ABRIDGED BALANCE SHEET AT 31 MARCH 2007 (US$) (unaudited)

	At 31 March 2007 US$ million	At 31 December 2006 US$ million	At 31 March 2006 US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 357	3 407	3 661
Intangible assets	311	323	369
Investment financial assets	608	638	361
Investments in associates	–	–	327
Trade and other receivables	6	6	6
	4 282	4 374	4 724
Current assets			
Inventories	99	105	97
Trade and other receivables	162	133	126
Income and mining taxes	3	4	5
Cash and cash equivalents	135	128	290
	399	370	518
Total assets	4 681	4 744	5 242
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 510	3 636	4 121
Other reserves	(11)	(26)	(102)
Accumulated loss	(140)	(180)	(319)
	3 359	3 430	3 700
Non-current liabilities			
Borrowings	479	382	414
Net deferred taxation liabilities	365	361	318
Deferred financial instruments	61	69	110
Provisions for other liabilities and charges	137	140	154
	1 042	952	996
Current liabilities			
Trade and other payables	144	176	170
Accrued liabilities	80	43	51
Borrowings	55	142	322
Shareholders for dividends	1	1	3
	280	362	546
Total equity and liabilities	4 681	4 744	5 242
Number of ordinary shares in issue	398 736 629	398 678 495	394 369 190
Net asset value per share (US cents)	842	860	938

Balance sheet converted at conversion rate of US$1 = R7.29 (31 December 2006: R7.04) (31 March 2006: R6.15).

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 31 MARCH 2007 (US$) (unaudited)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance at 1 July 2006	3 496	(37)	(277)	3 182
Issue of share capital	14			14
Currency translation adjustment and other		26		26
Net earnings			137	137
Balance at 31 March 2007	3 510	(11)	(140)	3 359
Balance at 1 July 2005	4 112	(95)	(241)	3 776
Issue of share capital	9			9
Currency translation adjustment and other		(7)		(7)
Net loss			(78)	(78)
Balance at 31 March 2006	4 121	(102)	(319)	3 700

Balances translated at closing rates of: March 2007: US$1 = R7.29 (March 2006: US$1 = R6.15).

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 MARCH 2007

(US$) (unaudited)

	Nine months ended 31 March 2007 US$ million	Nine months ended 31 March 2006 US$ million	Quarter ended 31 March 2007 US$ million	Quarter ended 31 December 2006 US$ million
Cash flow from operating activites				
Cash generated/(utilised) by operations	203	(14)	71	66
Interest and dividends received	16	28	5	7
Interest paid	(20)	(22)	(7)	(7)
Income and mining taxes paid	–	(1)	–	(1)
Cash generated/(utilised) by operating activities	199	(9)	69	65
Cash flow from investing activities				
Net proceeds on disposal of listed investments	31	365	28	–
Acquisition of investment in associate	–	(327)	–	–
Net additions to property, plant and equipment	(244)	(182)	(97)	(68)
Other investing activities	(9)	(3)	(7)	(2)
Cash utilised by investing activities	(222)	(147)	(76)	(70)
Cash flow from financing activities				
Long-term loans repaid	21	96	21	–
Ordinary shares issued – net of expenses	14	9	–	9
Dividends paid	–	–	–	–
Cash generated by financing activities	35	105	21	9
Foreign currency translation adjustments	(4)	66	(7)	13
Net increase in cash and equivalents	8	15	7	16
Cash and equivalents – beginning of period	127	275	128	112
Cash and equivalents – end of period	135	290	135	128

Operating activities translated at average rates of: Nine months ended 31 March 2007: US$1 = R7.23 (Nine months ended 31 March 2006: US$1 = R6.39) (Quarter ended 31 March 2007: US$1 = R7.24) (Quarter ended 31 December 2006: US$1 = R7.32).

Closing balance translated at closing rates of: 31 March 2007: US$1 = R7.29 (31 March 2006: US$1 = R6.15) (31 December 2006: US$1 = R7.04).

DEVELOPMENT RESULTS (Metric)

	Quarter ended December 2006					Quarter ended March 2007				
	Reef (Metres)	Sampled (Metres)	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)	Reef (Metres)	Sampled (Metres)	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Randfontein										
VCR Reef	1,182	1,149	77	17.67	1,355	1,340	1,086	75	22.40	1,680
UE1A	1,323	1,170	163	6.40	1,042	1,018	1,038	179	4.86	871
E8 Reef	99	99	158	5.71	902	44	36	93	8.84	819
Kimberley Reef	1,001	752	160	4.63	739	997	770	197	4.65	918
E9GB Reef	23	17	217	1.10	238	154	141	144	5.85	843
All Reefs	3,628	3,187	131	8.20	1,075	3,552	3,071	144	8.09	1,167
Free State										
Basal	1,103	834	99	9.68	961	1,062	690	66	14.53	963
Leader	1,592	1,252	177	5.33	941	1,715	1,564	153	4.97	760
A Reef	762	744	130	3.98	518	571	476	100	3.81	379
Middle	384	374	195	3.15	614	265	190	203	0.83	168
B Reef	598	585	41	17.12	702	436	637	55	14.29	786
All Reefs	4,439	3,789	131	6.04	793	4,048	3,557	114	6.32	721
Evander										
Kimberley Reef	1,435	1,548	67	19.59	1,312	1,489	1,302	83	13.76	1,135
Elandskraal										
VCR Reef	72	8	240	2.79	668	78	150	75	19.59	1,478
Orkney										
Vaal Reef	144	–	–	–	–	55	82	114	20.87	2,369
VCR	–	–	–	–	–	–	–	–	–	–
All Reefs	144	–	–	–	–	55	82	114	20.87	2,369
Target										
Elsburg	638	577	256	3.24	830	581	548	261	3.75	976
Freegold JV										
Basal	1,430	1,484	32	43.48	1,408	1,223	1,178	24	55.81	1,332
Beatrix	183	207	63	9.47	594	132	135	125	3.78	471
Leader	–	–	–	–	–	–	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	1,614	1,691	36	36.25	1,308	1,354	1,313	34	36.30	1,243

DEVELOPMENT RESULTS (Imperial)

	Quarter ended December 2006					Quarter ended March 2007				
	Reef (Feet)	Sampled (Feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)	Reef (Feet)	Sampled (Feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
Randfontein										
VCR Reef	3,876	3,770	30	0.52	16	4,396	3,563	30	0.64	19
UE1A	4,341	3,839	64	0.19	12	3,340	3,406	71	0.14	10
E8 Reef	326	325	62	0.16	10	143	118	36	0.25	9
Kimberley Reef	3,285	2,467	63	0.13	8	3,270	2,526	78	0.14	11
E9GB Reef	74	56	85	0.04	3	505	463	57	0.18	10
All Reefs	11,902	10,456	52	0.23	12	11,655	10,075	57	0.23	13
Free State										
Basal	3,618	2,736	39	0.28	11	3,484	2,264	26	0.43	11
Leader	5,221	4,108	70	0.15	11	5,626	5,131	60	0.15	9
A Reef	2,499	2,441	51	0.12	6	1,872	1,562	39	0.11	4
Middle	1,261	1,227	77	0.09	7	870	623	80	0.02	2
B Reef	1,963	1,919	16	0.50	8	1,429	2,090	22	0.41	9
All Reefs	14,562	12,431	52	0.18	9	13,281	11,670	45	0.18	8
Evander										
Kimberley Reef	4,708	5,079	26	0.58	15	4,885	4,272	32	0.41	13
Elandskraal										
VCR Reef	236	26	94	0.08	8	257	492	30	0.57	17
Orkney										
Vaal Reef	472	–	–	–	–	181	269	45	0.60	27
VCR	–	–	–	–	–	–	–	–	–	–
All Reefs	472	–	–	–	–	181	269	45	0.60	27
Target										
Elsburg	2,094	1,893	101	0.09	10	1,905	1,798	103	0.11	11
Freegold JV										
Basal	4,693	4,869	13	1.24	16	4,011	3,865	9	1.70	15
Beatrix	601	679	25	0.27	7	433	443	49	0.11	5
Leader	–	–	–	–	–	–	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	5,294	5,548	14	1.07	15	4,444	4,308	13	1.10	14

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*†,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (†Mozambique)

Investor Relations

Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

NOTES

NOTES

NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF02804

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;

- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

- increases/decreases in the market price of gold;

- the occurrence of hazards associated with underground and surface gold mining;

- the occurrence of labor disruptions;

- availability, terms and deployment of capital;

- changes in Government regulation, particularly mining rights and environmental regulation;

- fluctuations in exchange rates;

- currency devaluations and other macro-economic monetary policies; and

- socio-economic instability in South Africa and regionally.



www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 25 April, 2007

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer